Mr. Fredrick J. Knievel

Chairman

Husker Ag, LLC

54048 Highway 20

Plainview, Nebraska 68769

May 23, 2006

VIA EDGAR AND FACSIMILE NOS. (202) 772-9368 AND (202) 772-9369

Ms. Jennifer R. Hardy, Esq.

Mr. Edward M. Kelly, Esq.

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Husker Ag, LLC
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 3, 2006
Amendment No. 2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed May 3, 2006
File No. 0-49733

Dear Ms. Hardy and Mr. Kelly:

In response to the Securities and Exchange Commission’s comment letter dated May 8, 2006, Husker Ag, LLC (the “Husker Ag”) has prepared the following responses to comment 1. The following is the only comment received from the SEC in its letter dated May 8, 2006 (the SEC’s comment 1 is shown below in italics).

PreR14A

Proposals related to the Plant Expansion Project, Page 16

1.	We note the revised disclosures in response to prior comments 2 and 3 that if Husker Ag, LLC or Husker is to proceed with the proposed plant expansion project, Husker has to:

•	Execute a definitive agreement with a design build contractor for the construction of the plant expansion.

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

•	Obtain bank financing for the construction of the plant expansion.

•	Obtain equity financing from its members in the form of a rights offering to provide a portion of the needed financing.

Additional disclosure states that Husker expects that its ability to obtain debt financing from a lender will be subject to its ability to raise a sufficient amount of equity capital from its members in the form of a rights offering.

Although Husker is not requesting members to approve the equity financing in the form of a rights offering and is not required to do so under applicable state law, proposal 2 generally and proposal 3 specifically “involve” the equity financing in the form of a rights offering. See note A to Schedule 14A. Thus, Husker must provide all of the information that Schedule 14A would require about the equity financing in the form of a rights offering. This includes the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A as specified in subparagraph (e) of Item 11. Please revise.

Husker Ag filed a second amendment to its Preliminary Proxy Statement (the “Second Amended Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on or about May 23, 2006. In its Second Amended Proxy Statement, Husker Ag revised its proxy statement to include the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A as specified in subparagraph (e) of Item 11. To show compliance with the specific Schedule 14A requirements, we have described below the applicable Items 11, 202 (of Reg. S-K) and 13(a), with Husker Ag’s responses to the specific requirements incorporated within each such item below in type that is [underlined, bold, and within brackets]. On occasion and where applicable, Husker Ag’s response to certain items is provided in other places of the Second Amended Proxy Statement in addition to the specific response noted below (e.g., classification of directors and cumulative voting issues are discussed throughout the proxy statement).

Item 11. Authorization or Issuance of Securities Otherwise than for Exchange.

If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant, furnish the following information:

a.	State the title and amount of securities to be authorized or issued. [See generally section entitled “Rights Offering” on pages 16 and 17 of the Second Amended Proxy Statement.]

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

b.	Furnish the information required by Item 202 of Regulation S-K. [See Husker Ag’s summary of Item 202 below.] If the terms of the securities cannot be stated or estimated with respect to any or all of the securities to be authorized, because no offering thereof is contemplated in the proximate future, and if no further authorization by security holders for the issuance thereof is to be obtained, it should be stated that the terms of the securities to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters will be determined by the board of directors. [Not applicable.] If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any. [While Husker Ag believes that its membership units are equivalent to common stock, we have nonetheless provided all of the information required by Item 202 of Regulation S-K in order to comply with the SEC’s letter dated May 8, 2006.] Where the statutory provisions with respect to preemptive rights are so indefinite or complex that they cannot be stated in summarized form, it will suffice to make a statement in the form of an opinion of counsel as to the existence and extent of such rights. [Not applicable; and a preemptive rights description is included.]

c.	Describe briefly the transaction in which the securities are to be issued including a statement as to

1.	the nature and approximate amount of consideration received or to be received by the registrant and [See generally section entitled “Rights Offering” on pages 16 and 17 of the Second Amended Proxy Statement, including specifically paragraph no. (2) thereof.]

2.	the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used. [See generally section entitled “Rights Offering” on pages 16 and 17 of the Second Amended Proxy Statement, including specifically paragraph no. (4) thereof.]

If it is impracticable to describe the transaction in which the securities are to be issued, state the reason, indicate the purpose of the authorization of the securities, and state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance. [Not applicable.]

d.	If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders. [Husker Ag believes that, if Proposals 2 and 3 are approved by members, its rights offering will be an SEC-registered public offering for cash; however, see generally the section entitled “Rights Offering” on pages 16 and 17 of the Second Amended

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

Proxy Statement as well as the sub-section entitled “No Preemptive Rights” on page 22 in response to this requirement.]

e.	Furnish the information required by Item 13(a) of this schedule. [See Husker Ag’s summary of Item 13(a) below.]

Item 202 — Description of Registrant’s Securities

a.	Capital stock. If capital stock is to be registered, state the title of the class and describe such of the matters listed in paragraphs (a)(1) through (5) as are relevant. A complete legal description of the securities need not be given.

1.	Outline briefly: [Except as otherwise noted below, each of the following items is briefly outlined in the section of the Second Amended Proxy Statement entitled “Description of Husker Ag Membership Units” shown on pages 21 – 24 of the proxy statement. Most of these items are addressed in the first sub-section entitled “Membership Units”; and when appropriate, additional disclosure is provided in separately provided sub-sections] (i) dividend rights [See sub-section entitled “Distribution Policy”]; (ii) terms of conversion [See sub-section entitled “Membership Units”]; (iii) sinking fund provisions [See sub-section entitled “Membership Units”]; (iv) redemption provisions [See sub-section entitled “Redemption of a Member”]; (v) voting rights, including any provisions specifying the vote required by security holders to take action [See sub-section entitled “Cumulative Voting of Members”]; (vi) any classification of the Board of Directors, and the impact of such classification where cumulative voting is permitted or required [In addition to various other section of the Second Amended Proxy Statement, see sub-section entitled “Cumulative Voting of Members”]; (vii) liquidation rights [See sub-section entitled “Membership Units”]; (viii) preemption rights [See sub-section entitled “No Preemptive Rights”]; and (ix) liability to further calls or to assessment by the registrant and for liabilities of the registrant imposed on its stockholders under state statutes (e.g., to laborers, servants or employees of the registrant), unless such disclosure would be immaterial because the financial resources of the registrant or other factors make it improbable that liability under such state statues would be imposed [See sub-section entitled “Member Liability to Husker Ag”]; (x) any restriction on alienability of the securities to be registered [See sub-section entitled “Restriction on Transfer of Membership Units”]; and (xi) any provision discriminating against any existing or prospective holder of such securities as a result of such security holder owning a substantial

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

amount of securities [this last item (xi) is generally not applicable; but see sub-section entitled “Maximum Ownership Percentage” on page 23].

2.	If the rights of holders of such stock may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class, so state and explain briefly. [See sub-section entitled “Modification of Member Rights” on page 23 of the Second Amended Proxy Statement.]

3.	If preferred stock is to be registered, describe briefly any restriction on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments. [Not applicable.] If there is no such restriction, so state. [Not applicable.]

4.	If the rights evidenced by, or amounts payable with respect to, the shares to be registered are, or may be, materially limited or qualified by the rights of any other authorized class of securities, include the information regarding such other securities as will enable investors to understand such limitations or qualifications. [Not applicable.] No information need be given, however, as to any class of securities all of which will be retired, provided appropriate steps to ensure such retirement will be completed prior to or upon delivery by the registrant of the shares.

5.	Describe briefly or cross-reference to a description in another part of the document, any provision of the registrant’s charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the registrant and that would operate only with respect to an extraordinary corporate transaction involving the registrant (or any of its subsidiaries), such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation. [See generally the sub-section entitled “Change of Control Limitations” on page 23 of the Second Amended Proxy Statement.] Provisions and arrangements required by law or imposed by governmental or judicial authority need not be described or discussed pursuant to this paragraph (a)(5). Provisions or arrangements adopted by the registrant to effect, or further, compliance with laws or governmental or judicial mandate are not subject to the immediately preceding sentence where such compliance did not require the specific provisions or arrangements adopted.

b.	Debt securities. If debt securities are to be registered . . . . [Not applicable.]

* * * *

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

c.	Warrants and rights. If the securities described are to be offered pursuant to warrants or rights . . . . [See section entitled “Rights Offering” on pages 16 and 17 of the Second Amended Proxy Statement for a description of the required elements.]

* * * *

d.	Other securities. If securities other than capital stock, debt, warrants or rights are to be registered, include a brief description (comparable to that required in paragraphs (a), (b) and (c) of Item 202) of the rights evidenced thereby. [Not applicable. The securities (membership units) are fully described under Item 202(a) above.]

e.	Market information for securities other than common equity. If securities other than common equity are to be registered and there is an established public trading market for such securities . . . . [Not applicable. Husker Ag’s membership units are common equity. Husker Ag has no equity interests outstanding other than its membership units and there is only one class of membership units authorized by Husker Ag’s Operating Agreement. In addition, in accordance with IRS publicly traded partnership regulations, there is no established public trading market for Husker Ag membership units. See section entitled “Restrictions on Transfer of Membership Units” on page 22 of the Second Amended Proxy Statement.]

f.	American Depositary Receipts. [Not applicable.]

Item 13(a). Financial and Other Information.

a.	Information required. If action is to be taken with respect to any matter specified in Item 11 or 12, furnish the following information:

1.	Financial statements meeting the requirements of Regulation S-X [See section entitled “Documents Incorporated by Reference” on the last page of the Second Amended Proxy Statement where Husker Ag incorporates both its 2005 Form 10-K, as amended, and its Form 10-Q for the quarter ended March 31, 2006], including financial information required by Rule 3-05 and Article 11 of Regulation S-X with respect to transactions other than that pursuant to which action is to be taken as described in this proxy statement [Per the SEC’s response to a letter dated May 18, 2006, from Dennis Fogland, attorney for Husker Ag, this information is not required];

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

2.	Item 302 of Regulation S-K, supplementary financial information [See section entitled “Documents Incorporated by Reference” on the last page of the Second Amended Proxy Statement where Husker Ag incorporates both its 2005 Form 10-K, as amended, and its Form 10-Q for the quarter ended March 31, 2006];

3.	Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations [See section entitled “Documents Incorporated by Reference” on the last page of the Second Amended Proxy Statement where Husker Ag incorporates both its 2005 Form 10-K, as amended, and its Form 10-Q for the quarter ended March 31, 2006];

4.	Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure [See section entitled “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” beginning on page 25 of the Second Amended Proxy Statement; also see section entitled “Documents Incorporated by Reference” on the last page of the Second Amended Proxy Statement where Husker Ag incorporates both its 2005 Form 10-K, as amended, and its Form 10-Q for the quarter ended March 31, 2006, as well as its Current Report on Form 8-K dated March 31, 2006, included Exhibit 16.1 thereto];

5.	Item 305 of Regulation S-K, quantitative and qualitative disclosures about market risk [See section entitled “Documents Incorporated by Reference” on the last page of the Second Amended Proxy Statement where Husker Ag incorporates both its 2005 Form 10-K, as amended, and its Form 10-Q for the quarter ended March 31, 2006]; and

6.	A statement as to whether or not representatives of the principal accountants for the current year and for the most recently completed fiscal year:

i.	Are expected to be present at the security holders’ meeting;

ii.	Will have the opportunity to make a statement if they desire to do so; and

iii.	Are expected to be available to respond to appropriate questions. [See section entitled “Audit Matters” on page 25 of the Second Amended Proxy Statement.]

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 23, 2006

In connection with responding to the comments, Husker Ag acknowledges that:

•	Husker Ag is responsible for the adequacy and accuracy of the disclosure in filing.

•	Staff comments or changes to the disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

•	Husker Ag may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Please feel free to contact Dennis J. Fogland at (402) 636-8264 or Doug Murray at (402) 636-8207 both of Baird Holm LLP if you have any questions or comments.

Respectfully Submitted,

/s/ Fredrick J. Knievel

Fredrick J. Knievel, Chairman